UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

June 8, 2017

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington

(State or other jurisdiction of incorporation)

000-20288 (Commission File Number)	91-1422237 (IRS Employer Identification No.)

1301 A Street

Tacoma, WA 98402

(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (253) 305-1900

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) of Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 8, 2017, Columbia Banking System, Inc. (“Columbia”) held a special meeting of shareholders (the “Special Meeting”). At the close of business on April 12, 2017, the record date of the Special Meeting, there were 58,328,142 Columbia common shares issued and outstanding. 51,184,683 Columbia common shares, representing 87.75 % of the total Columbia common shares issued and outstanding were represented in person or by proxy at the Special Meeting.

At the Special Meeting, holders of Columbia common shares voted upon: (1) the issuance of Columbia common shares in the merger of a to-be-formed wholly owned subsidiary of Columbia with and into Pacific Continental Corporation, an Oregon corporation (the “Columbia Share Issuance Proposal”); and (2) the approval of one or more adjournments of the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Columbia Share Issuance Proposal (the “Columbia Adjournment Proposal”). The final voting results for each of the proposals voted upon at the Special Meeting, as certified by the inspector of election, are set forth below. The proposals are described in further detail in the definitive joint proxy statement/prospectus for the Special Meeting filed with the Securities and Exchange Commission on April 24, 2017.

Proposal 1: Columbia’s shareholders approved the Columbia Share Issuance Proposal. The table below sets forth the voting results.

Shares For	Shares Against	Shares Abstaining	Broker Non-Votes
50,862,334	97,049	225,300	N/A

Proposal 2: Columbia’s shareholders approved the Columbia Adjournment Proposal. The table below sets forth the voting results.

Shares For	Shares Against	Shares Abstaining	Broker Non-Votes
45,977,332	4,988,922	218,429	N/A

Item 8.01.	Other Events.

On June 8, 2017, Columbia issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Press release dated June 8, 2017 announcing the results of the Special Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ Kumi Yamamoto Baruffi
Kumi Yamamoto Baruffi Executive Vice President, General Counsel and Corporate Secretary

Dated: June 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 8, 2017 announcing the results of the Special Meeting.

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